Trading Symbol TSX: GGC

GENCO GRANTS PAYMENT EXTENSION TO ANDOVER

September 24, 2008 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) reports that it has granted Andover Ventures Inc. an extension respecting the payment of the outstanding amount of approximately US $4,000,000 owed to Genco for the purchase of Genco’s shares in Chief Consolidated Mining Company.

Under the terms of the Purchase Agreement, Andover issued 1,500,000 common shares and paid CAD $1,000,000 to Genco on July 31, 2008. Under the terms of the Payment Extension Agreement, Andover paid CAD $1,000,000 to Genco on September 22, 2008 and will pay the remaining outstanding balance of approximately US $3,000,000 to Genco on or before October 31, 2008. In consideration of Genco entering into the Payment Extension Agreement, upon TSX Venture Exchange approval, Andover will issue 500,000 common shares to Genco.

Prior to October 31, 2008, Andover has the right to elect to make a payment of CAD $1,000,000 and extend the payment of the remaining balance of approximately US $2,000,000 until January 31, 2009 by issuing a further 250,000 common shares to Genco. Should Andover exercise its option to defer the final payment of approximately US $2,000,000 until January 31, 2009, all funds previously paid and shares issued to Genco will be non-refundable.

Under the terms of the Purchase Agreement, Genco will receive a 1.5% Net Profits Royalty on Andover’s proportional profits of any future production from the Trixie Mine and Burgin Extension Deposits, located on Chief’s mining properties in the Tintic Mining District. Genco has the right to convert the Net Profits Royalty to 1,500,000 Andover common shares at any time up to the first anniversary of commercial production at either the Trixie Mine or the Burgin Extension Deposit. On September 23, 2008, Genco informed Andover that it will exercise its option to receive 1,500,000 Andover common shares in lieu of the Net Profits Royalty.

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver/gold mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra mine currently consists of two underground operation centres---La Guitarra and San Raphael---and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District. Genco has retained Kappes, Cassiday and Associates to prepare a feasibility study to assess the economics of expanding production.

Suite 550 – 999 W. Hastings Street, Vancouver, BC V6C 2W2
Tel: (604) 682-2205   Fax: (604) 682-2235
www.gencoresources.com
TSX: GGC

For further information, please contact:

Wayne Moorhouse
Vice President, Finance
Phone: (604) 682-2205
E-mail: wmoorhouse@gencoresources.com

This news release contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.